UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
TIER TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
TIER TECHNOLOGIES, INC.
(Name of Filing Person (Issuer))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
88650Q100
(CUSIP Number of Class of Securities)
Alex P. Hart
President and Chief Executive Officer
Tier Technologies, Inc.
11130 Sunrise Valley Drive, Suite 300
Reston, Virginia 20191
(571) 382-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
With a copy to:
Michael J. Levitin
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue
Washington, DC 20006
(202) 663-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$713

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the offer to purchase for not more than $10,000,000 in aggregate of up to 1,724,137 shares of common stock of Tier Technologies, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2011, issued December 3, 2010, equals $71.30 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by Tier Technologies, Inc., a Delaware corporation (the “Company”), to purchase up to $10,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $6.20 nor less than $5.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). Based on the purchase price of not greater than $6.20 per share nor less than $5.80 per share, the Company could purchase a minimum of 1,612,903 shares and a maximum of 1,724,137 shares. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Tier Technologies, Inc., a Delaware corporation, and the address of its principal executive office is 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia 20191. The telephone number of its principal executive office is (571) 382-1000.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Tender Offer”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information About Tier Technologies, Inc.”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
     (b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
     (b) Not applicable.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable. In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the offer is not subject to any financing condition; and (3) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11. Additional Information.
     (a) The information set forth in the Offer to Purchase under Section 10 (“Information about Tier Technologies, Inc.”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase, dated December 17, 2010.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(F)*	Press Release, dated December 17, 2010.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed May 11, 2001)
(d)(2)	Amended and Restated 2004 Stock Incentive Plan. (Incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed July 5, 2005)
(g)	Not Applicable.
(h)	Not Applicable.

* Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2010

TIER TECHNOLOGIES, INC.
By:	/s/ Keith S. Omsberg
Name:	Keith S. Omsberg
Title:	Vice President and General Counsel

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated December 17, 2010.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 17, 2010.
(a)(1)(F)*	Press Release, dated December 17, 2010.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999. (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed May 11, 2001)
(d)(2)	Amended and Restated 2004 Stock Incentive Plan. (Incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed July 5, 2005)
(g)	Not Applicable.
(h)	Not Applicable.

*Filed herewith.